                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                               (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                           (Amendment No. ______)

                                 MED GEN, INC.

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                              (Name of Issuer)

                   Common Stock, $.001 Par Value Per Share

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                        (Title of Class of Securities)

                              58401X-407

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                              (CUSIP Number)

                         Paul Mitchell, President

                               Med Gen, Inc.

                  7040 W. Palmetto Park Road, Suite 4,Box 716

                 Boca Raton, Florida 33433 (561) 750-1100

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                 (Name, Address and Telephone Number of Person

               Authorized to Receive Notices and Communications)

                              March 12, 2009

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           Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D,

and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [  ].

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

                    (Continued on following pages)

                       (Page 1 of 4 Pages)

                                       13D

CUSIP NO.58401X-20-9                                       Page 2 of 4 Pages

1.    Names of Reporting Persons. I.R.S. Identification Nos. of

      above Persons

      Paul Kravitz

2.    Check the Appropriate Box if a Member of a Group

                                                                  (a)     [ ]

                                                                  (b)     [ ]

3.    SEC Use Only

4.    Source of Funds

      SC

5.    Check if Disclosure of Legal Proceedings is Required Pursuant

      to Items 2(d) or 2(e)                                             [ ]

6.    Citizenship or Place of Organization

      Paul Kravitz - United States

Number of  Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power

      550,050,393

8.    Shared Voting Power

      -0-

9.    Sole Dispositive Power

      550,050,393

10.   Shared Dispositive Power

      -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      550,050,393

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

                                       13D

CUSIP NO. 58401X-407                                  Page 3 of 4 Pages

13.   Percent of Class Represented by Amount of Row (11): 26.78%

14.   Type of Reporting Person: IN

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of  Med Gen, Inc., a Nevada corporation ("Med Gen".)  The address of the principal executive office of Med Gen is 7040 W. Palmetto Park Road, Suite 4 Box 716, Boca

Raton, Florida 33433; telephone (561) 750-1100.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  This Schedule 13D is filed by Paul Kravitz on behalf of himself.

    (b)  Paul Kravitz has his principal business and office address at

7040 W. Palmetto Park Road, Suite 4 Box 716 Boca Raton, Florida 33433.

    (c)  Paul Kravitz's principal occupation is CEO of Med Gen, Inc. He is employed by Med Gen, Inc.

    (d)  During the last five years, Paul Kravitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

    (e)  During the last five years, Paul Kravitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Paul Kravitz is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   See Item 4., Purpose of Transaction, below.

                                       13D

CUSIP NO. 58401X-407                                  Page 4 of 4 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

The Board of Directors issued 400,000,000 common shares to Mr. Kravitz

Pursuant to the terms of the Convertible Preferred shares.

ITEM 5.  INTEREST IN SECURITIES OF MED GEN.

Paul Kravitz is the direct owner of 550,050,393 shares, or 26.78% of

Med Gen's issued and outstanding common stock.  Paul Kravitz has disposed of 50,000,000 shares of common stock of Med Gen within the past 60 days and filed Form 4 late as required under the Securities Act.The late filing was required because of his illness , surgery and medications.

In the event of a default on the convertible debenture notes ,NIR Group has the right to receive the proceeds of the sale of the shares owned by Paul Kravitz. He has pledged these shares as collateral for all of the 8% Convertible debentures.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF MED GEN

In the event of a default on the convertible debenture notes ,NIR Group has the right to receive the proceeds of the sale of the shares owned by Paul Kravitz. He has pledged these shares as collateral for all of the 8% Convertible debentures.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None

    After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.

                                        Med Gen, Inc.

                                        By:/s/Paul Kravitz

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                                           Paul Kravitz,

                                           Title: President

                                           /s/Paul Kravitz

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                                           Paul Kravitz, Individually